Exhibit 99.4

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI renews its Normal Course Issuer Bid

Montréal, Quebec, January 31, 2024 – CGI (TSX: GIB.A) (NYSE: GIB) announced today that its Board of Directors has authorized the renewal of its Normal Course Issuer Bid (“NCIB”), subject to approval by the Toronto Stock Exchange (the “TSX”).

CGI’s management and Board of Directors believe that the purchase for cancellation of the Company’s Class A subordinate voting shares (“Class A Shares”) is a proper use of funds, and the NCIB will provide the flexibility to purchase Class A Shares from time to time as the Company considers it advisable, as part of its efforts to increase shareholder value.

At the close of business on January 23, 2024, there were 206,327,788 Class A Shares outstanding, of which approximately 99.2% were widely held (representing a public float of 204,577,370 Class A Shares as calculated in accordance with the rules of the TSX).

Under the terms of the NCIB, subject to TSX approval, the Company may purchase for cancellation on the open market through the facilities of the TSX and the New York Stock Exchange (the “NYSE”) and through alternative trading systems in Canada, as well as outside the facilities of the TSX pursuant to exemption orders issued by securities regulators, up to 20,457,737 Class A Shares, representing approximately 10% of the Company’s public float as of the close of business on January 23, 2024. The average daily trading volume of the Class A Shares on the TSX for the six-month period ended December 31, 2023 was 337,203 (the “ADTV”). Consequently, and in accordance with the requirements of the TSX, the daily purchase limit under the NCIB on the TSX will be 84,300 Class A Shares, representing 25% of the ADTV. All Class A Shares will be purchased at their market price at the time of acquisition, except for purchases effected outside the facilities of the TSX pursuant to exemption orders issued by securities regulators which will be at a discount to the market price as provided in such exemption orders. All Class A Shares purchased under the NCIB will be cancelled.

Repurchases of Class A Shares under the renewed NCIB may commence on February 6, 2024 and will end on the earlier of February 5, 2025 or the date on which the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or otherwise decided not to make any further purchases for cancellation under it.

Under its current NCIB that commenced on February 6, 2023 and will end on February 5, 2024, the Company received the approval of the TSX to purchase for cancellation up to 18,769,394 Class A Shares. As at January 23, 2024, CGI has repurchased 7,077,246 Class A Shares by means of open market transactions, through the facilities of the TSX, NYSE and through alternative trading systems in Canada, and by way of private agreements under issuer bid exemption orders issued by securities regulators, at a weighted average price of $127.71 per Class A Share, for a total consideration of $903,865,457.

CGI has implemented an automatic share purchase plan with its designated broker in connection with the NCIB in order to allow, if deemed advisable by the Company, for share purchases for cancellation during self-imposed blackout periods.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 90,500 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2023 reported revenue is $14.30 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions by 2030, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, interest rate fluctuations and the discontinuation of major interest rate benchmarks and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information: Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1-905-973-8363

Media

Andrée-Anne Pelletier, APR, PRP

Manager, Global Media and Public Relations

an.pelletier@cgi.com

+1-438-468-9118